December 22, 2009

	U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Amendments No. 3 and No. 4 to Schedule 13E-3
Filed November 25, 2009
File No. 005-80407

Ladies and Gentlemen:

On behalf of Gander Mountain Company (the “Company”) and the filing parties, I am pleased to submit this correspondence with the filing of amendment no. 4 to the Schedule 13E-3.  This letter should be read in conjunction with the amendment no. 3 and amendment no. 4 to the Schedule 13E-3 which was filed by the Company with the Commission.  For convenience, below is a summary of the changes to the Schedule 13E-3 contained in amendment no. 3 and amendment no. 4.  The filing parties have reviewed this letter and approved its contents.

AMENDMENT NO. 3 TO SCHEDULE 13E-3

In addition to updating certain factual information contained in the Schedule 13E-3, such as the number of outstanding securities as of a more recent date than amendment no. 2, amendment no. 3:

•                  incorporated by reference the unaudited consolidated financial statements of the Company as of and for the 39 weeks ended October 31, 2009 and November 1, 2008 that were filed in the Company’s Form 10-Q for the quarter ended August 1, 2009, which was filed with the Commission subsequent to the filing of amendment no. 2;

•                  updated the Summary Historical Financial Information to consist of summary financial information as of and for the 39 weeks ended October 31, 2009 and November 1, 2008;

•                  updated the Business and Background of Entities and Certain Related Persons to delete references to Brent Blackey and Lynn Anderson and add a reference to Mark Gale, one of the filing persons; and

•                  updated the disclosure on the Company’s unsecured term loans to note that the maturity date was extended to March 31, 2010.

180 East Fifth Street • Suite 1300 • St. Paul, MN  55101 • (651) 325-4300

Affirmative Action/Equal Opportunity Employer

AMENDMENT NO. 4 TO SCHEDULE 13E-3

Amendment no. 4 was filed to disclose that to ensure that the Company is able to comply with provisions of Minnesota law that prohibit cancelling more than 20% of our outstanding shares in the Reverse/Forward Stock Split, if the special committee and the board approve and the Holiday Group and the Gratco Group separately agree, the Company may issue additional shares of its common stock to the Holiday Group or the Gratco Group on, or prior to, the effective date of the Reverse/Forward Stock Split at the same price per share being paid to shareholders in the Reverse/Forward Stock Split.

If the staff has any questions on any of the information set forth herein, please telephone me at (651) 325-4425 or Jonathan Zimmerman of Faegre & Benson LLP at (612) 766-8419.  My fax number is (651) 325-2001 and Jonathan’s fax number is (612) 766-1600.

Sincerely,

/s/ Eric R. Jacobsen

Eric R. Jacobsen
Executive Vice President
General Counsel and Secretary

cc:	Chris Chase, Staff Attorney, Securities and Exchange Commission
Brigitte Lippmann, Special Counsel, Securities and Exchange Commission
Mellissa Campbell Duru, Special Counsel, Officer of Mergers and Acquisitions, Securities and Exchange Commission
Lynn Anderson, General Counsel, Holiday Stationstores, Inc.
Arthur T. Erickson, II
Brian A. Erickson
Neal D. Erickson
Richard A. Erickson
Gerald A. Erickson
Ronald A. Erickson
Charles E. Pihl
Mark R. Gale, Gratco, LLC
David C. Pratt
W. Morgan Burns, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
C. William Baxley, Partner, King & Spalding LLP

Enclosures

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